Form 5  ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP
        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
        Washington, DC 20549

OMB Number: 3235-0362  Expires: January 31, 2005


  Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
  Form 3 Holdings Reported
X Form 4 Transactions Reported


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940 OMB APPROVAL

1.Name and Address of Reporting Person*
Gruber & McBaine Capital Management, LLC.,50 Osgood Pl, San Francisco, CA 94133 2.Issuer Name and Ticker or Trading Symbol
Integramed America (INMD)
3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4.Statement for Month/Year 1/02
5.If Amendment, Date of Original (Month/Year)
6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director__X_10% Owner ___Officer(give title below)___Other(specify below) 7.Individual or Joint/Group Reporting (check applicable line)
_X__Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security(Instr. 3)
2. Trans-action Date (Month/ Day/ Year)
3. Trans-action Code(Instr. 8)
4. Securities Acquired (A) or Disposed of (D) -Amount, A or D, Price
5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)
7. Nature of Indirect Beneficial Ownership (Instr. 4)

  1.    2.         3.    4.    4.    4.       5.       6.       7
Title	Date	  Code Amount A/D  Price    Owned   Ownership Nature
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Common	4/3/2001   b	1,500 A	  2.500       418,875    I     By LP and IAA*
Common	4/9/2001   b	1,700 A   2.980       418,875    I     By LP and IAA*
Common	5/3/2001   b	1,700 A	  3.515       418,875    I     By LP and IAA*
Common	5/3/2001   b	3,000 A	  3.650       418,875    I     By LP and IAA*
Common	5/3/2001   b	1,000 A	  3.650       418,875    I     By LP and IAA*
Common	5/4/2001   b	  250 A	  3.850       418,875    I     By LP and IAA*
Common	5/7/2001   b	8,500 A	  4.020       418,875    I     By LP and IAA*
Common	5/7/2001   b	2,000 A	  4.020       418,875    I     By LP and IAA*
Common	5/7/2001   b	1,000 A	  4.020       418,875    I     By LP and IAA*
Common	5/7/2001   b	1,800 A	  3.990       418,875    I     By LP and IAA*
Common	5/7/2001   b	2,000 A	  4.020       418,875    I     By LP and IAA*
Common	5/7/2001   b	5,000 A	  4.020       418,875    I     By LP and IAA*
Common	5/15/2001  b	5,000 A	  4.700       418,875    I     By LP and IAA*
Common	8/2/2001   b	9,700 A	  5.028       418,875    I     By LP and IAA*
Common	8/2/2001   b	4,500 A	  5.020       418,875    I     By LP and IAA*
Common	8/2/2001   b	2,500 A	  5.020       418,875    I     By LP and IAA*
Common	8/2/2001   b	4,500 A	  5.020       418,875    I     By LP and IAA*
Common	8/2/2001   b	2,500 A	  5.028       418,875    I     By LP and IAA*
Common	8/3/2001   b   10,000 A	  5.070       418,875    I     By LP and IAA*
Common	8/3/2001   b	4,000 A	  5.070       418,875    I     By LP and IAA*
Common	8/3/2001   b	5,000 A	  5.070       418,875    I     By LP and IAA*
Common	8/7/2001   b	4,800 A	  4.029       418,875    I     By LP and IAA*
Common	8/8/2001   b	5,000 A	  4.115       418,875    I     By LP and IAA*
Common	8/20/2001  b	3,500 A	  3.941       418,875    I     By LP and IAA*
Common	8/20/2001  b	3,000 A	  3.941       418,875    I     By LP and IAA*
Common	8/21/2001  b	3,000 A	  4.013       418,875    I     By LP and IAA*
Common	8/21/2001  b	1,500 A	  4.000       418,875    I     By LP and IAA*
Common	8/21/2001  b	1,500 A	  4.013       418,875    I     By LP and IAA*
Common	8/21/2001  b	2,400 A	  4.000       418,875    I     By LP and IAA*
Common	8/21/2001  b	1,000 A	  4.000       418,875    I     By LP and IAA*
Common	8/22/2001  b	2,700 A	  3.995       418,875    I     By LP and IAA*
Common	8/27/2001  b	2,700 A	  4.040       418,875    I     By LP and IAA*
Common	8/31/2001  b	5,000 A	  4.116       418,875    I     By LP and IAA*
Common	8/31/2001  b	1,000 A	  4.116       418,875    I     By LP and IAA*
Common	8/31/2001  b	2,800 A	  4.116       418,875    I     By LP and IAA*
Common	9/4/2001   b	5,500 A	  4.128       418,875    I     By LP and IAA*
Common	9/5/2001   b	1,700 A	  4.139       418,875    I     By LP and IAA*
Common	9/7/2001   b	5,000 A	  4.145       418,875    I     By LP and IAA*
Common	9/10/2001  b	1,200 A	  3.945       418,875    I     By LP and IAA*
Common	9/17/2001  b	1,500 A	  3.200       418,875    I     By LP and IAA*
Common	9/17/2001  b	1,000 A	  3.295       418,875    I     By LP and IAA*
Common	9/18/2001  b	4,000 A	  3.088       418,875    I     By LP and IAA*
Common	9/18/2001  b	3,000 A	  3.088       418,875    I     By LP and IAA*
Common	9/19/2001  b	3,000 A	  3.065       418,875    I     By LP and IAA*
Common	9/20/2001  b	  900 A	  3.045       418,875    I     By LP and IAA*
Common	9/24/2001  b	1,000 A	  3.025       418,875    I     By LP and IAA*
Common	9/25/2001  b	5,000 A	  3.059       418,875    I     By LP and IAA*
Common	9/26/2001  b	6,000 A	  3.245       418,875    I     By LP and IAA*
Common	9/27/2001  b	4,500 A	  3.100       418,875    I     By LP and IAA*
Common	11/2/2001  b	5,000 A	  5.773       418,875    I     By LP and IAA*
Common	11/2/2001  b	1,000 A	  5.773       418,875    I     By LP and IAA*
Common	11/6/2001  b	2,700 A	  5.940       418,875    I     By LP and IAA*
Common	11/26/2001 b	5,000 A	  6.245       418,875    I     By LP and IAA*
Common	12/10/2001 b	4,000 A	  6.100       418,875    I     By LP and IAA*
Common	12/17/2001 b	5,000 A	  5.653       418,875    I     By LP and IAA*
Common	12/24/2001 b	5,300 A	  5.470       418,875    I     By LP and IAA*



*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts



Table II-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned    (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security   (Instr. 3)
2.Conver- sion or Exercise Price of Derivative Security
3.Trans- action Date (Month/ Day/ Year)
4.Trans- action Code (Instr. 8)
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
6.Date Exercisable and Expiration Date (Month/Day/Year)
7.Title and Amount of Underlying Securities (Instr. 3 and 4)
8.Price of Derivative Security  (Instr. 5)
9.Number of Derivative Securities Beneficially Owned at End of Year 10.Ownership of Derivative Security: Direct (D) or Indirect (I)
11.Nature of Indirect Beneficial Ownership
      Exercise Transaction Number    Date     Title   Number Ownership Nature
Title  Price   Date  Code  A or D   Exercise          Owned    D/I
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Explanation of Responses:





____________________________________
**Signature of Reporting Person

____________________________________
Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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Last update: 02/11/2002